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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

ENERGYSOUTH, INC.

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

292907 10 0

(Cusip Number)

June, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 292907 10 0

1.	Name of Reporting Person: Thomas B. Van Antwerp		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 217,090 Shares*

		6.	Shared Voting Power: 366,545 Shares*

		7.	Sole Dispositive Power: 3291 Shares*

		8.	Shared Dispositive Power: 4087 Shares*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 583,635 Shares*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 7.5%

12.	Type of Reporting Person: IN * See Notes

Notes to Schedule 13G

Note 1.	This Amendment No. 2 reports the change of address of Thomas B. Van Antwerp which became effective in June 2004, as well as other changes which are not material, including changes in shares beneficially owned as a result of the 3-for-2 split of Issuer common stock effective September 2, 2004.

Note 2.	Beneficial ownership reported herein by Mr. Van Antwerp reflects the following:

Includes 951 shares held directly by Mr. Van Antwerp over which he has sole voting and dispositive power, 4,087 shares owned jointly with Mr. Van Antwerp’s spouse with whom he shares voting and dispositive power, and 2,340 shares held in two accounts by Mr. Van Antwerp as custodian for two children under the New York Uniform Transfers to Minors Act, as to which he has sole voting and dispositive power.

Includes 6,730 shares owned directly by Mrs. Emily S. Hearin as to which Mr. Van Antwerp shares voting power and has no dispositive power.

Includes 104,586 shares owned directly by Ms. Ann B. Hearin as to which Mr. Van Antwerp shares voting power and has no dispositive power.

Includes 64,047 shares owned directly by Ms. Louise B. Hearin as to which Mr. Van Antwerp shares voting power and has no dispositive power.

Includes 12,499 shares owned directly by Mr. Luis Williams as to which Mr. Van Antwerp shares voting power and has no dispositive power.

Includes 2,469 shares owned directly by Ms. Gayle Williams as to which Mr. Van Antwerp shares voting power and has no dispositive power.

Includes 3,977 shares owned directly by Ms. Louise S. Brock as to which Mr. Van Antwerp shares voting power and has no dispositive power.

Includes 168,150 shares owned directly by The Hearin/Chandler Foundation, as to which Mr. Van Antwerp shares voting power and has no dispositive power.

Includes 213,799 shares owned directly by Staples Family LLC as to which Mr. Van Antwerp has sole voting power and has no dispositive power.

Note 3.	Based on information provided by the Issuer as to shares outstanding as of December 8, 2004.

Item 1.

(a)	Name of Issuer:

EnergySouth, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

2828 Dauphin Street
Mobile, Alabama 36606

Item 2.

(a)	Name of Person Filing:
Thomas B. Van Antwerp

(b)	Address of Principal Business Office or, if none, Residence:

Thomas B. Van Antwerp
P.O. Box 443
Mobile, AL 36601

(c)	Citizenship:

United States of America

(d)	Title of Class of Securities:

Common Stock ($.01 par value)

(e)	CUSIP Number:

292907 10 0

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	☒	Not Applicable.
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a)	Amount beneficially owned:

583,635

(b)	Percent of class:

7.5%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:	217,090
(ii)	Shared power to vote or to direct the vote:	366,545
(iii)	Sole power to dispose or to direct the disposition of:	3,291
(iv)	Shared power to dispose or to direct the disposition of:	4,087

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: .

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 8, 2004

By: /s/ Thomas B. Van Antwerp
Name: Thomas B. Van Antwerp